

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2020

Jack W. Callicutt
Chief Financial Officer
Galectin Therapeutics Inc.
4960 Peachtree Industrial Blvd.
Suite 240
Norcross, GA 30071

> **Re: Galectin Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed May 11, 2020**
> **File No. 333-238151**

Dear Mr. Callicutt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences